Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 27, 2021 DATE AND TIME: On May 27, 2021, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. CESAR NIVALDO GON, hereunder qualified, was elected as a member of the PERSONNEL COMMITTEE, for the current annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2022.    2. Therefore, the PERSONNEL COMMITTEE is now made up of:    Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; CESAR NIVALDO GON, Brazilian, married, businessman, bearer of the Identity Card (RG-SSP/SP) No. 19.772.487-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under No 154.974.508-57, domiciled in the city of Campinas, state of São Paulo, at Rua Doutor Ricardo Benetton Martins, 1000, Prédio 23B, Polo II de Alta Tecnologia, CEP 13086-902; and FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 27, 2021 Page.2 CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (State of São Paulo), May 27, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence